UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 3, 2011

HUTECH21 CO. LTD.

001-10559
(Commission File Number)

#201 Daerungtechnotown III

Gasan-Dong

Geumcheon-Gu, Seoul

Korea 153-772

(Address of Principal Executive Offices)

 _______________

+82 2 2107 7200

(Registrant Telephone number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(1)

Item 2.01 Completion of Acquisition or Disposition of Assets.

On April 9, 2011, Hutech21 Co. Ltd. (the "Company or Hutech21") entered into an agreement (the “Agreement”) with Wanwen Su (“Ms. Su”), an individual citizen of the People’s Republic of China, pursuant to which, the Company’s wholly-owned subsidiary, Chengkai Logistics Co Ltd., a corporation organized under the laws of the People’s Republic of China (“Chengkai”), and any and all assets and liabilities of such subsidiary, shall be sold to Ms. Su in exchange for the purchase price of One Hundred dollars ($100.00).

Hutech21 and Chengkai currently have total assets of $3,717,512 and total liabilities of $2,467,745 (collectively "Chengkai Assets and Liabilities"), in accordance with the audited financial information for the year ended December 31, 2010, which was disclosed in Hutech21's annual report on Form 10K filed with Securities and Exchange Commission on April 15, 2011. Hutech21 desires to sell and transfer and Ms. Wanwen Su desires to purchase and acquire Chengkai Assets and Liabilities.

The foregoing description of the terms of the Agreement is qualified in its entirety by reference to the provisions of the agreement filed as Exhibit 10.1 to this report, which is incorporated by reference herein.

FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits

Exhibit No.	Description
10.1	Agreement, dated April 9, 2011, by and among the Company, Ms. Wanwen Su and Mr. Taehoan Park.

(2)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 3, 2011

HUTECH21 CO. LTD.

By:	/s/ Taehoan Park
Taehoan Park
Chief Executive Officer; Chief Financial Officer

(3)

EXHIBIT INDEX

Exhibit No.	Description
10.1	Agreement, dated April 9, 2011, by and among the Company, Ms. Wanwen Su and Mr. Taehoan Park.